May 22, 2013

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn:	Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

Re:	Nordstrom, Inc.
Form 10-K for Fiscal Year Ended February 2, 2013
Filed March 18, 2013
File No. 001-15059

Dear Ms. Jenkins:

Thank you for your letter dated May 10, 2013 (“Comment Letter”) regarding the Nordstrom, Inc. (the “Company” or “we”) Annual Report on Form 10-K for the fiscal year ended February 2, 2013 (the “Filing”).

We understand the importance of providing full and transparent disclosures. We appreciate the Staff’s comments and we will use them to continue to enhance the overall disclosure in our filings.

For your convenience, the numbered paragraph set forth below corresponds to the paragraph of your Comment Letter. Your comments are repeated in bold, and our responses in ordinary type follow.

Form 10-K for Fiscal Year Ended February 2, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Return on Invested Capital (“ROIC”) (Non-GAAP financial measure), page 26

1.	We note that the average estimated asset base of $724 million (fiscal 2012) and $555 million (fiscal 2011), that you would record for capitalized operating leases, is calculated as the trailing 12-month rent expense multiplied by eight. We further note on page 31 that the estimated debt of $843 million (fiscal 2012) and $627 million (fiscal 2011), that you would record for your operating leases if they had met the criteria for a capital lease or if you had purchased the property, is calculated as eight times rent expense. Please confirm our understanding that these two items represent your estimated adjustments to capitalize your operating leases (i.e. assuming you had bought the underlying leased assets and financed the purchase with a like amount of debt) and, if so, explain to us why the adjustments for your estimated asset base and debt differ in fiscal 2011 and 2012.

Response: We confirm that these two items represent our estimated adjustment to capitalize our operating leases in the computation of ROIC and Adjusted Debt to EBITDAR. As the Staff points out, the amounts capitalized differ in the determination of ROIC and Adjusted Debt to EBITDAR. The reason for the difference is that the amount capitalized in the computation of ROIC is determined using the average of the preceding twelve months amounts for capitalized operating leases (as we adjust the average total assets to the average invested capital for the preceding twelve months). The amount capitalized in the computation of Adjusted Debt to EBITDAR however, is based on the period-end amount for capitalized operating leases (as the amount of debt being adjusted is the period-end amount.) The methodology for computing the adjustments to our average invested capital and our Adjusted Debt do not differ in fiscal 2011 and 2012. The adjustments differ from year to year only due to differences in monthly rent expense during such periods.

In response to the Staff’s comment letter, we will clarify our disclosures in future filings to make clear the basis for the computation of the estimated capitalized asset base and lease liability adjustment. We anticipate that our footnote disclosure describing the estimated capitalized asset base adjustment to average total assets will read as follows:

“Based upon the trailing 12-month average of the monthly asset base. The asset base for each month is calculated as the trailing 12-months of rent expense multiplied by eight.”

For the operating lease liability adjustment to debt, we anticipate our footnote disclosure will read as follows:

“Based upon the lease liability as of the end of the period, calculated as the trailing 12-months of rent expense multiplied by eight.”

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (206) 373-4068 if you need any other information or would like to discuss the above response. Thank you for your consideration.

Sincerely,

Nordstrom, Inc.

/s/ Michael G. Koppel

Michael G. Koppel

Executive Vice President and Chief Financial Officer

cc:	D. Wayne Gittinger, Lane Powell PC
John D. Salata, Deloitte & Touche LLP
Robert B. Sari, Nordstrom, Inc., Executive Vice President, General Counsel and Secretary

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